                                    Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the period ended September 30, 1997


               .......... Paging Network do Brasil S.A. ..........
                 (Translation of registrant's name into English)

                 ..........Rua Alexandre Dumas, 1,711..........
                       ......Chacara Santon Antonio......
                ..........Sao Paulo, 04717-004, Brazil...........
                    (Address of principal executive offices)

                          PAGING NETWORK DO BRASIL S.A.

                                      INDEX


                                                                            Page
                                                                            ----
PART I

   Item 1.  Financial Statements

      a) Balance Sheet at December 31, 1996 (audited) and
         September 30, 1997 (unaudited)........................................1

      b) Statements of Operations for the
         three and nine months ended September 30, 1996 and 1997 (unaudited)...2

      c) Statement of Cash Flows for the
         nine months ended September 30, 1996 and 1997 (unaudited).............3

      d) Statement of Shareholders' Equity for the
         nine months ended September 30, 1997 (unaudited)......................4

      e) Notes to Financial Statements (unaudited).............................5


   Item 2.  Management's Discussion and Analysis of
            Financial Condition and Results of Operations......................7

PART II

   Item 1.  Legal Proceedings.................................................10

   Item 2.  Changes in Securities.............................................10

   Item 3.  Defaults Upon Senior Securities...................................10

   Item 4.  Submission of Matters to a Vote of Security Holders...............10

   Item 5.  Other Information.................................................10

   Item 6.  Exhibits..........................................................10

                                     PART I

Item 1(a)

                          PAGING NETWORK DO BRASIL S.A.
                                  BALANCE SHEET
                               September 30, 1997
                            (Amounts in U.S. dollars)

                                                   December 31,   September 30,
                                                       1996            1997
                                                   ------------   -------------
                                                    (Audited)      (Unaudited)

Assets:
Current Assets:
  Cash and cash equivalents....................   $ 12,444,689     $  5,566,237
  Short-term investments.......................             --       71,293,835
  Accounts receivable, net.....................             --        1,364,021
  Refundable taxes.............................        839,859          432,269
  Pager inventories............................      2,105,955        2,492,069
  Prepaid expenses and other current assets....        635,109          343,855
  Pledged securities-current...................             --       14,576,286
    Total current assets.......................     16,025,612       96,068,572
                                                  ------------     ------------
Fixed assets, net..............................      4,513,421       11,346,945
Pledged securities.............................             --       31,873,087
Debt issuance costs, net.......................             --        7,882,231
Other assets...................................             --          300,324
                                                  ------------     ------------
    Total assets...............................   $ 20,539,033     $147,471,159
                                                  ============     ============

Liabilities and shareholders' equity (deficit)
Current liabilities:
  Accounts payable.............................   $  2,532,676     $  3,614,782
  Accrued expenses.............................        576,374        2,841,477
  Accrued interest payable.....................             --        5,343,750
  Payable to related parties...................      1,854,492        1,293,140
                                                  ------------     ------------
    Total current liabilities..................      4,963,542       13,093,149
Senior notes...................................             --      125,000,000
Redeemable preferred stock, without par value..
  Authorized shares - 63,000 shares
  Issued and outstanding, 30,000 shares........     20,451,427       32,671,754

Shareholders' equity (deficit)
Common stock, without par value
  Authorized shares - 2,073,387
  Issued and outstanding 1,378,401.............         28,672           30,760
Accumulated deficit............................     (4,904,608)     (23,324,504)
                                                  ------------     ------------
    Total shareholders' equity (deficit).......     (4,875,936)     (23,293,744)
                                                  ------------     ------------
    Total liabilities and shareholders' equity
      (deficit)................................  $  20,539,033     $147,471,159
                                                  ============     ============


                 See accompanying notes to financial statements.

Item 1(b)


                          PAGING NETWORK DO BRASIL S.A.
                             STATEMENT OF OPERATION
         For the three and nine months ended September 30, 1996 and 1997
                            (Amounts in U.S. dollars)
                                   (Unaudited)

                                              Three Months Ended                Nine Months Ended
                                                September 30,                     September 30,
                                            ----------------------            ---------------------
                                            1996              1997            1996             1997
                                            ----              ----            ----             ----

Revenues:
  Services, rent and maintenance
    revenue........................     $        --       $   990,933     $        --      $ 1,248,500
  Product sales....................              --         3,710,631              --        4,013,411
                                        -----------       -----------     -----------      -----------
                                                 --         4,701,564              --        5,261,911
  Taxes............................              --          (621,854)             --         (800,051)
                                        -----------       -----------     -----------      -----------
Total revenue......................              --         4,079,710              --        4,461,860
  Cost of product sold.............              --        (3,244,718)             --       (3,508,911)
                                        -----------       -----------     -----------      -----------
                                                 --           834,992              --          952,949
Operating costs and expenses:
  Services rent and maintenance....              --         1,193,167              --        2,892,404
  Selling, general and administrative     2,270,007         5,219,471       2,340,190       11,110,413
  Depreciation and amortization....          11,922           391,240          12,434          801,640
                                        -----------       -----------     -----------      -----------
     Total operating costs and
       expenses....................       2,281,929         6,803,878       2,352,624       14,804,457
                                        -----------       -----------     -----------      -----------
     Operating loss................      (2,281,929)       (5,968,886)     (2,352,624)     (13,851,508)
Other income (expense):
  Interest expense.................              --        (4,350,744)             --       (5,461,519)
  Interest income..................              --         4,362,494              --        5,728,260
  Exchange and translation loss....         (32,591)       (1,455,050)        (43,602)      (2,163,375)
                                        -----------       -----------     -----------      -----------
  Total other income (expense).....         (32,591)       (1,443,300)        (43,602)      (1,896,634)
                                        -----------       -----------     -----------      -----------
Net loss...........................     $(2,314,520)      $(7,412,186)    $(2,396,226)    $(15,748,142)
                                        ===========       ===========     ===========     ============


                 See accompanying notes to financial statements.

Item 1(c)



                          PAGING NETWORK DO BRASIL S.A.
                             STATEMENT OF CASH FLOWS
              For the nine months ended September 30, 1996 and 1997
                            (Amounts in U.S. dollars)
                                   (Unaudited)

                                                              Nine months Ended
                                                                 September 30,
                                                            -----------------------
                                                            1996               1997
                                                            ----               ----

Operating activities:
  Net loss .........................................   $  (2,396,226)   $ (15,748,142)
  Adjustments to reconcile net loss to net
    cash used by operating activities:
    Depreciation and amortization ..................          12,664          801,640
    Provision for losses on accounts receivable ....            --            210,476
    Interest income on pledged securities ..........            --           (846,029)
    Amortization of debt issuance costs ............            --            117,769
    Changes in operating assets and liabilities:
      Increase in accounts receivable ..............            --         (1,574,497)
      Decrease in refundable taxes .................            --            407,590
      Increase in pager inventories ................            --           (386,114)
      Increase in prepaid expenses and other current
        assets .....................................        (492,750)         291,254
      Increase in other assets .....................            --           (300,325)
      Increase in accounts payable .................       2,249,899        1,082,106
      Increase in accrued expenses .................            --          7,608,853
      Decrease in payable to related parties .......            --           (561,352)
                                                       -------------    -------------
Net cash used by operating activities ..............        (626,413)      (8,896,771)

Investing activities
  Purchase of fixed assets .........................      (1,528,783)      (7,635,164)
                                                       -------------    -------------
  Net cash used by investing activities ............      (1,528,783)      (7,635,164)

Financing activities
  Proceeds from the sale of common
    and redeemable preferred stock .................            --          9,550,660
                                                          ----------       ----------
  Proceeds of senior notes, net of debt issuance
    cost ...........................................       4,015,822      117,000,000
  Pledged securities ...............................            --        (45,603,342)
                                                       -------------    -------------
  Net cash provided by financing activities ........       4,015,822       80,947,318
                                                       -------------    -------------
Net increase in cash ...............................       1,860,626       64,415,383
Cash and cash equivalents at beginning of period ...            --         12,444,689
                                                       -------------    -------------
Cash and cash equivalents at end of period .........   $   1,860,626    $  76,860,072
                                                       =============    =============


                 See accompanying notes to financial statements.

Item 1(d)



                          PAGING NETWORK DO BRASIL S.A.
                        STATEMENT OF SHAREHOLDERS' EQUITY
                  For the nine months ended September 30, 1997
                            (Amounts in U.S. dollars)
                                   (Unaudited)

                                               Common       Accumulated
                                                Stock         Deficit            Total
                                             ------------ ----------------- -----------------

Balance at December 31, 1996............       $  28,672  $ (4,904,608)     $ (4,875,936)
Proceeds of receivables for the
  sale of common stock..................           2,088                           2,088
Accrued dividends on redeemable
  preferred stock.......................                      (639,000)         (639,000)
Net loss for the period.................                    (3,465,323)       (3,465,323)
                                             ------------ ----------------- -----------------
Balance at March 31, 1997...............          30,760    (9,008,931)       (8,978,171)
Proceeds from the sale of common stock..                                               0
Accrued dividends on redeemable
  preferred stock.......................                    (1,071,837)       (1,071,837)
Net loss for the period.................                    (4,870,633)       (4,870,633)
                                             ------------ ----------------- -----------------
Balance at June 30, 1997................       $  30,760  $(14,951,401)     $(14,920,641)
Proceeds from the sale of common stock..                                               0
Accrued dividends on redeemable
  preferred stock.......................                      (960,917)         (960,917)
Net loss for the period.................                    (7,412,186)       (7,412,186)
                                             ------------ ----------------- -----------------
Balance at September 30, 1997...........       $  30,760  $(23,324,504)     $(23,293,744)
                                             ============ ================= =================


                 See accompanying notes to financial statements.

Item 1(e)

                          PAGING NETWORK DO BRASIL S.A.
                          NOTES TO FINANCIAL STATEMENTS
                               September 30, 1997
                            (Amounts in U.S. dollars)

1.      Organization

        Paging Network do Brasil S. A. (formerly Warburg Paging do Brasil Ltda., the "Company") is a company that was formed on April 7, 1996 through an investment by Warburg, Pincus Ventures, L.P. The three month and nine month periods ended September 30, 1996 reflect operations from the date of inception. During 1997, the Company has started to provide paging services in Sao Paulo and Rio de Janeiro and simultaneously plans for expansion into additional Brazilian markets.

        In October 1996, the Company increased its capital to approximately $5,500,000 and in December 1996, through the incorporation of three new shareholders, received approximately $15,000,000 of additional capital. In December 1996, the Company changed its name from Warburg Paging do Brasil Ltda. to Paging Network do Brasil Ltda. and then to Paging Network do Brasil S. A. following a change in its legal formation from a limited liability company (Ltda.) to a closed corporation (S.A.), at which time common stock in the limited liability company was exchanged for common and redeemable preferred stock in the Company. In June, 1996, the Company issued $125,000,000 principal amount of 13-1/2% Senior Notes due June 6, 2005 (the "Senior Notes"). Prior to consummation of the Senior Note offering, the Company received from shareholders approximately $9,500,000 in exchange for additional shares of redeemable preferred stock, and effected a stock split of 40.74774 for 1 of issued and outstanding shares of common stock.

2.      Summary of Significant Accounting Policies

        The financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") in U.S. dollars.

        The Company's significant accounting policies are as follows:

Foreign Currency Translation

        The financial statements were translated from Brazilian reais to U.S. dollars in accordance with the provisions of Statement of Financial Accounting Standards No 52 as it applies to entities operating in highly inflationary economies.

        Pager inventories, fixed assets and intangibles and related income statement accounts are remeasured at exchange rates in effect when the assets were acquired or the liabilities were incurred. All other assets and liabilities are remeasured at period end exchange rates, and all other income and expense items are remeasured at average exchange rates prevailing during the period. Remeasurement adjustments are included in exchange and translation gains (losses).

Revenue Recognition

        The Company recognizes revenue under service, rental and maintenance agreements with customers as the related services are performed. Advance billings for services are deferred and recognized as revenue when earned. Sales of pagers are recognized upon delivery. Sales commissions are recognized at selling, G&A. The Company will lease certain pagers under operating leases. Substantially all of these leases will be on a month-to-month basis.

Cash Equivalents

        The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Short-term investments are liquid investments with a maturity of greater than three months.

3.      Related Party Transactions

        The Company has agreed to reimburse its shareholders for certain transaction costs associated with the formation of the Company and the $125,000,000 senior note offering consummated on June 6, 1997. As of September 30, 1997, the Company had a payable of approximately $970,000 to Warburg, Pincus and approximately $400,000 to Paging Network, Inc.

4.      Long Term Debt

        On June 6, 1997, the Company issued $125,000,000 principal amount of 13 -1/2% Senior Notes due June 6, 2005. Interest is payable semi-annually in arrears on June 6 and December 6 of each year, commencing on December 6, 1997. Of the $125,000,000 proceeds approximately $45,600,000 was used to purchase U.S. government securities, scheduled interest and principal payments on which is in an amount sufficient to provide for payment in full when due of the first six scheduled interest payments on the Senior Notes. Debt issuance costs are capitalized and amortized over the term of the debt under the effective yield method.

        The Senior Notes are redeemable on or after June 6, 2001 at the option of the Company, in whole or in part from time to time, at specified redemption prices declining annually to 100% of the principal amount on or after June 6, 2004, plus accrued interest. The Senior Notes contain certain covenants that, among other things, limit the ability of the Company to incur additional indebtedness or issue preferred stock, pay dividends or make certain other restricted payments. Upon a change of control, the Company is required to make an offer to purchase the Senior Notes at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any. In accordance with the covenants of the Senior Notes and the Company's current level of leverage, at September 30, 1997 it is unable to make any dividend payments.

The Company believes that the recorded value of the Senior Notes approximates the fair value at September 30, 1997.

5.      Accrued Expenses

        Accrued expenses at September 30, 1997 are comprised of the following:

             Withholding taxes payable........       $  620,000
             Payroll and other benefits payable       1,561,142
             Other............................          660,335
                                                     ----------
                                                     $2,841,477


6.      Redeemable Preferred Stock

        The amount of accrued and unpaid dividends on the redeemable preferred stock at September 30, 1997 is $2,671,754.

Item 2

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


        This report contains forwarding-looking statements which involve risks and uncertainties. Paging Network do Brasil S.A.'s (the "Company") actual results may differ significantly from the results discussed in the forward-looking statements. The following discussion should be read in conjunction with the financial statements, including the notes thereto, included elsewhere in this report.

Results of Operations for the Three Months and Nine months Ended
September 30, 1997

        Although the Company's financial statements are presented pursuant to U.S. GAAP in U.S. dollars, the Company's transactions are consummated in both Brazilian reais and U.S. dollars. Inflation and devaluation in Brazil have had, and may continue to have, substantial effects on the Company's results of operations and financial condition.

        For the purpose of management's discussion and analysis, net revenue is defined as total revenue less sales tax and cost of product sold.

        As a result of the development of the Company's business in Sao Paulo and Rio de Janeiro (the "Initial Markets") during the periods presented, the period-to-period comparisons of the Company's results of operations are not necessarily meaningful and should not be relied upon as an indication of future performance. The three month and nine month periods ended September 30, 1996 reflect operations from April 7, 1996, the date of the Company's inception.

                                             Three Months Ended                Nine Months Ended
                                                September 30,                    September 30,
                                             ------------------               -------------------
                                             1996          1997               1996           1997
                                             ----          ----               ----           ----
Net Revenue .......................   $       --      $    834,992    $       --      $    952,949
Operating costs and expenses:
Services rent and maintenance .....           --         1,193,167            --         2,892,404
Selling, general and administrative      2,270,007       5,219,471       2,340,190      11,110,413
Depreciation and amortization .....         11,922         391,240          12,434         801,640
                                      ------------    ------------    ------------    ------------
    Total operating costs and
      expenses ....................      2,281,929       6,803,878       2,352,624      14,804,457
                                      ------------    ------------    ------------    ------------
Operating loss ....................     (2,281,929)     (5,968,886)     (2,352,624)    (13,851,508)
Other income (expense) ............        (32,591)     (1,443,300)        (43,602)     (1,896,634)
                                      ------------    ------------    ------------    ------------
Net loss ..........................   $ (2,314,520)   $ (7,412,186)   $ (2,396,226)   $(15,748,142)
                                      ============    ============    ============    ============

Other data:
EBITDA(1)..........................   $ (2,270,007)   $ (5,577,646)   $ (2,340,190)   $(13,049,868)
Number of Subscribers at end of
period ............................           --            25,418            --            25,418


----------
(1) EBITDA is defined as operating income (loss) plus depreciation, amortization and non-cash charges. EBITDA is a commonly used measure of performance in the paging industry. While EBITDA should not be construed as a substitute for operating income (loss) or a better measure of liquidity than cash flow from operating activities, each of which is determined in accordance with U.S. GAAP, it is included herein to provide additional information regarding the ability of the Company to meet its capital expenditures and any future debt service. EBITDA, however, is not necessarily a measure of the Company's ability to fund its cash needs because it does not include capital expenditures, which the Company expects to continue to be significant.

        Net Revenue. The Company's total revenues primarily consist of monthly fees paid by subscribers for the paging service, as well as product sales to both individuals and retailers, net of sales taxes. During the three and nine months ended September 30, 1997, the Company was offering service to customers in Sao Paulo. During such three and nine month periods, the Company generated $990,933 and $1,248,500 in service revenue and $3,710,631 and $4,013,411 in product sales to customers, had cost of sales of $3,244,718 and $3,508,911, and had sales tax of $621,854 and $800,051, respectively. During the three and nine month periods ended September 30, 1997, the Company's net revenue was $834,992 and $952,949, respectively. The Company had no revenue for the three and nine months ended September 30, 1996.

        Service, Rent and Maintenance Expenses. Service, rent and maintenance expenses include a portion of costs of compensation and benefits for the Company's dispatch and technical employees, transmitter site rentals, telephone line costs, transmission costs, vehicle rental costs and repair and maintenance expenditures and service call costs. During the three and nine month periods ended September 30, 1997, the Company incurred $1,193,167 and $2,892,494, respectively, of expenses in connection with the continued buildout of its paging network and the operation of the Sao Paulo system. During the three and nine month periods ended September 30, 1996, the Company did not incur any service, rent and maintenance expenses.

        Selling and Marketing. Selling and marketing expenses include commissions to salesmen and retailers, advertising and promotion. During the three and nine month periods ended September 30, 1997, the Company incurred $2,916,063 and $4,293,806, respectively, of selling and marketing expenses. Such amounts increased from the prior year as the Company did not have significant operations in 1996.

        General and Administrative. General and administrative expenses include compensation benefits, rent, bank fees, outside services and the provision for losses on accounts receivable. During the three and nine month periods ended September 30, 1997, the Company incurred $2,303,408 and $6,816,607, respectively, of general and administrative expenses. Included in such amount is approximately $2,500,000 of costs associated with the formation of the Company.

        Depreciation and Amortization. Depreciation and amortization expenses consist primarily of depreciation of leased pagers, transmitters, paging terminals, leasehold improvements, telephone lines and cost of network installation. Depreciation and amortization expenses increased from approximately $11,922 and $12,434 for the three and nine month periods ended September 30, 1996 to $391,240 and $801,640 for the three and nine month periods ended September 30, 1997, primarily due the purchase and installation of equipment necessary to buildout its paging network.

        Operating Loss. For the three and nine month periods ended September 30, 1997 the Company generated an operating losses of $5,968,886 and $13,851,508, respectively, primarily due to low volume from a low subscriber base and expenses in connection with the development of the Company's business as explained above.

        Interest Expense. Interest expense increased to $4,350,744 and $5,461,519 for the respective three and nine month periods ended September 30, 1997, primarily as a result of interest associated with the Senior Notes.

        Interest Income. Interest income increased to $4,362,494 and $5,728,260 for the respective three and nine month periods ended September 30, 1997, primarily as a result of investing the net proceeds from the Senior Note offering and issuance by the Company of its redeemable preferred stock.

        Exchange and Translation (Losses). Exchange and translation losses increased to $1,455,050 and $2,163,375 for the respective three and nine month periods ended September 30, 1997, primarily as a result of its short-term investments in Brazil.

        Income Taxes. The Company did not have taxable income during the periods presented and expects to generate losses for the foreseeable future.

        Net Loss. As explained above, net loss in the period presented is primarily attributable to the still small subscriber base and expenses incurred during the period in connection with the development of the Company's business.

        Liquidity and Capital Resources. The Company's operations and expansion into new markets and product lines will require substantial capital investment for the development and installation of paging systems and for the procurement of pagers and paging equipment. The Company made capital expenditures of $7,635,164 for the nine months ended September 30, 1997.

        The Company commenced the buildout of systems for its paging services in May 1996 and plans to substantially complete the buildout of the Initial Markets by the first quarter of 1998 and plans to expand into other markets by the first quarter of 1999. As of September 30, 1997, the Company has (1) completed the buildout of its Sao Paulo system, which served 25,418 subscribers, (2) installed transmitters in Sao Paulo, Rio de Janeiro and each of the additional eight cities where it has secured licenses, and (3) hired personnel and infrastructure necessary to support the Company's Sao Paulo operations. The Company expects that the proceeds of the Senior Notes, together with cash on hand, will be sufficient to complete the buildout of Initial Markets and that it will need to secure additional financing to complete the planned buildout of other expansion markets.

        The Company has a line of credit with a commercial bank for approximately $5,500,000, of which, as of September 30, 1997, approximately $600,000 is backing an outstanding letter of credit and approximately $4,900,000 is available to the Company for borrowing.

        The principal capital expenditure requirements to construct a paging system involve the acquisition of pagers for leasing and the acquisition and installation of transmission facilities, both of which are directly related to the demand of paging service. Additional capital is required to fund operating losses incurred during the initial stages of construction and rolling out services. The Company currently anticipates that its cash requirements (comprised of capital expenditures, working capital requirements, debt service requirements and anticipated operating losses) for the remaining three months of 1997 will be $24,000,000.

                                     PART II

   Item 1.  Legal Proceedings

           None

   Item 2.  Changes in Securities

           None

   Item 3.  Defaults Upon Senior Securities

           None

   Item 4.  Submission of Matters to a Vote of Security Holders

           Pursuant to a unanimous written consent in lieu of a shareholder meeting, dated April 30, 1997, the Company's stockholders approved the accounts of the Company for 1996.

           Pursuant to a unanimous written consent in lieu of a shareholder meeting, dated March 12, 1997, the Company's stockholders ratified the relocation of the Company's headquarters from Brasilia to Sao Paulo.

           Pursuant to a unanimous written consent in lieu of a shareholder meeting, dated June 4, 1997, the Company's stockholders approved and ratified the issuance by the Company of its 13-1/2% Senior Notes due 2005 and all actions taken and to be taken by the Company in connection therewith.

   Item 5.  Other Information

           None

   Item 6.  Exhibits

          3.1*  --  Bylaws of Paging Network do Brasil S.A. (English
                    Translation).

          4.1*  --  Indenture dated as of June 1, 1997 between Paging Network do
                    Brasil S.A. and The Chase Manhattan Bank, as Trustee (including exhibits).

          4.2*  --  Form of Senior Note (included in Exhibit 4.1).

          10.1* -- Purchase Agreement dated as of May 30, 1997 among Paging Network do Brasil S.A., Paging Brazil Holding Co., LLC and the Initial Purchasers.

          10.2* -- Notes Registration Rights Agreement dated as of June 6, 1997 among Paging Network do Brasil S.A. and the Initial Purchasers.

          10.3* -- Equity Registration Rights Agreement, dated as of June 6, 1997 among Paging Network do Brasil S.A., Paging Brazil Holding Co., LLC, Warburg, Pincus Ventures, L.P., Paging Network International N.V., IVP Paging (Cayman) L.P., Multiponto Telecomunicacoes Ltda., TVA Sistema Televisao S.A., the Initial Purchasers and Chase Mellon Shareholder Services.

          10.4* -- Escrow and Pledge Agreement, dated as of June 6, 1997 between Paging Network do Brasil S.A. and The Chase Manhattan Bank.

          10.5* -- Shareholder Agreement, dated as of December 11, 1996 among Paging Network do Brasil S.A., Warburg, Pincus Ventures, L.P., Paging Network International N.V., IVP Paging (Cayman) L.P., Multiponto Telecomunicacoes Ltda. and TVA Sistema Televisao S.A.

          10.6* -- Shareholders Agreement Amendment No. 1 and Waiver, dated as of March 10, 1997 among Paging Network do Brasil S.A., Warburg, Pincus Ventures, L.P., Paging Network International N.V. IVP Paging (Cayman) L.P., Multiponto Telecomunicacoes Ltda. and TVA Sistema Televisao S.A.

          10.7* -- Securities Subscription Agreement dated as of December 11, 1996 am ong Paging Network do Brasil S.A., Warburg, Pincus Ventures, L.P., Paging Network International N.V., IVP Paging (Cayman) L.P., Multiponto Telecomunicacoes Ltda. and TVA Sistema Televisao S.A.

          10.8* -- Registration Rights Agreement dated as of December 11, 1996 among Paging Network do Brasil S.A., Warburg, Pincus Ventures, L.P., Paging Network International N.V., IVP Paging (Cayman) L.P., Multiponto Telecomunicacoes Ltda., TVA Sistema Televisao S.A., Thomas C. Trynin and Marco A. Fregenal.

          10.9* -- Technical Services Agreement dated as of December 11, 1996 between Paging Network do Brasil S.A. and Paging Network, Inc.

          10.10* -- Operating Agreement and Other Covenants dated December 11,
                    1996 between Paging Network do Brasil S.A. and Multiponto Telecomunicacoes Ltda.

          10.11* -- Agreement of Promise of Assignment and Transfer of
                    Permissions dated December 11, 1996 between Paging Network International N.V. and Multiponto Telecomunicacoes Ltda.

          10.12* -- Operating Agreement and Other Covenants dated December 11,
                    1996 between Paging Network do Brasil S.A. and TVA Sistema Televisao S.A.

          10.13* -- Agreement of Promise of Assignment and Transfer of
                    Permissions dated December 11, 1996 between Paging Network do Brasil S.A. and TVA Sistema Televisao S.A.

          10.14* -- Operating Agreement and Other Covenants dated December 11,
                    1996 between Paging Network do Brasil S.A. and San Francisco Comunicacoes Ltda.

          10.15* -- Agreement of Promise of Assignment and Transfer of
                    Permissions dated December 11, 1996 between Paging Network do Brasil S.A. and San Francisco Comunicacoes Ltda.

           ---------
           * Incorporated herein by reference to the Exhibit to the Company's Registration Statement on Form F-4, Registration No. 333-29865.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             PAGING NETWORK DO BRASIL S.A.
                                                      (Registrant)


                                             By: /s/ Thomas C. Trynin
                                             ------------------------
                                                 Thomas C. Trynin
                                                 President and
                                                 Chief Executive Officer


Date:  November 25, 1997